Exhibit 10.14

PERSONAL AND CONFIDENTIAL

August 13, 2012

Mr. Juergen Stark

8324 Santaluz Pointe

San Diego, California

92127

Dear Juergen,

Voyetra Turtle Beach, Inc. (“VTB”) is pleased to offer you a position with VTB as its Chief Executive Officer. The effective start date of your employment is September 4, 2012 (the “Effective Date”). You will report directly to the Board of Directors of VTB (the “Board”) and perform such duties consistent with your title as may, from time to time, be determined and assigned by the Board or any of its designees. Additionally, you will be appointed to serve on the Board during your tenure at VTB. As discussed, you will be leading an effort to relocate the Company’s headquarters to the San Diego, Los Angeles, or San Francisco area with a goal to have that substantially completed by June 2013.

Your annual base salary will be $500,000.00 and you will be eligible to participate in VTB’s bonus plan with a target bonus of $300,000.00, provided, that if you remain employed with VTB through December 31, 2012, your bonus for 2012 shall be no less than $97,808 and shall be paid to you no later than March 15, 2013. The bonus targets for each fiscal year (or portion thereof) will be based on mutually agreed upon performance goals, currently contemplated to be comprised of EBITDA and other management objectives. You will be eligible to participate in the medical, prescription drug, dental, long-term disability, life insurance and retirement plans that VTB sponsors for the benefit of its employees, on the same terms as other VTB senior executives, all subject to the terms and conditions of those plans as in effect from time to time, some of which may require employee contribution. During the term of your employment, VTB will reimburse you for any and all reasonable business expenses (including travel and housing) incurred by you in the course of performing your duties, subject to VTB’s requirements with respect to reporting and documentation of such expenses. You will be entitled to two weeks of paid vacation during the remainder of 2012 and four weeks in subsequent calendar years and you will accrue sick days, all in accordance with VTB policy.

In terms of equity, you will be entitled to a stock option grant of VTB common stock representing a 7% ownership interest (as of the Effective Date) on a fully diluted basis with an exercise price equal to the grant date fair market value of the common stock (anticipated to be approximately $2.13/share as of the Effective Date). Such options will vest 25% on the first anniversary of the Effective Date, with the remainder vesting ratably each month over the following three year period (subject to accelerated vesting as provided in the Grant Agreement (as defined below)) and will be subject to the terms and conditions set forth under the 2011 VTB Equity Incentive Plan and your grant agreement thereunder which grant agreement, subject to the terms of this agreement, shall be substantially in the form attached hereto as Exhibit A (the “Grant Agreement”).

Your employment with VTB will be on an “at-will” basis and either you or VTB may terminate your employment at any time with or without cause or notice. However, in the event that your employment is terminated by VTB without “cause” or by you for “good reason”, in either case, (i) on or prior to the first anniversary of the Effective Date and/or following an Approved Sale, you will be entitled (A) to continue to receive your then-current base salary and to receive VTB-paid healthcare continuation benefits for you and your dependents at the levels in effect immediately prior to such termination (it being understood that if such benefits cannot be provided directly by the Company because they are prohibited by law or would result in the imposition of tax penalties, then the Company shall pay the cash value of the premiums to you as and when they would otherwise have been paid to the plans for purposes of procuring your own health insurance) (in any event, such healthcare benefits or payments, the “Continuation Benefits”), in each case, for a period of one year following the effective date of such termination, except that if the termination occurs following an Approved Sale, the salary payments shall be paid as a single lump sum on the First Payroll Date (as defined below), (B) to payment on the First Payroll Date of a pro rata bonus equal to your target bonus (as may be increased in the future) multiplied by a fraction, the numerator of which equals the number of days you are employed by VTB in the calendar year through the date of termination and the denominator of which equals 365 (a “Pro-Rated Bonus”), and (ii) after the first anniversary of the Effective Date (and not following an Approved Sale), you will be entitled (A) to continue to receive your then-current base salary and to receive Continuation Benefits, in each case, for a period of six months following the effective date of such termination, and (B) to payment on the First Payroll Date of a Pro-Rated Bonus. In addition, upon your termination by VTB without “cause” or by you for “good reason”, in either case, on or prior to the first anniversary of the Effective Date, you will vest in a pro-rata portion of the stock options that would have vested on the first anniversary of the Effective Date (had you remained employed), determined by multiplying such number of stock options by a fraction, the numerator of which equals the number of days from the Effective Date through the date of such termination and the denominator of which equals 365. The receipt of such severance benefits shall be conditioned upon your execution and non-revocation of a release of claims in the form attached hereto as Exhibit B, as well as your continued compliance with the covenants set forth in the VTB employee restrictive covenant agreement executed concurrently herewith (the “Employee Agreement”) and, notwithstanding anything herein to the contrary, no cash severance payments shall be paid to you prior to VTB’s first regularly scheduled payroll date occurring 30 days or more after your date of termination (such date, the “First Payroll Date”), and any amounts otherwise payable prior to the First Payroll Date shall instead be paid on the First Payroll Date. For the purposes of this letter, “Approved Sale” shall have the meaning set forth in the Stockholders Agreement, dated January 7, 2011, by and among VTB Holdings, Inc. and certain of its stockholders.

For purposes of this letter, “cause” shall mean (a) your conviction of or plea of guilty or nolo contendere to a felony; (b) your commission of fraud, misappropriation or embezzlement; (c) your material breach of the terms of this offer or the Employee Agreement; (d) your willful misconduct or gross neglect in performance of your duties; or (e) your willful failure or refusal to carry out material responsibilities consistent with your title that are reasonably assigned to you by the Board, in the case of sections (c), (d) and (e) above, after written notice thereof and your failure to cure such action or inaction (which is capable of cure) within 30 days thereafter and “good reason” shall mean (i) a material diminution, without your consent, in your title, duties or responsibilities as in effect immediately before such diminution, (ii) a material breach of by VTB of this or any other written agreement between you and VTB, including without limitation, a failure by VTB to relocate its headquarters as discussed above, (iii) a material reduction in your base salary or target bonus opportunity by VTB, in any case, after written notice to VTB thereof and VTB’s failure to remedy such diminution, breach or reduction within 30 days thereafter, provided that you actually terminate employment within 60 days after the expiration of such cure period.

In addition, VTB will promptly reimburse you for your legal and due diligence costs actually incurred in connection with the negotiation and drafting of this agreement (and any ancillary agreements contemplated hereby), not to exceed $10,000. As a VTB employee, you will be expected to abide by VTB’s published rules and regulations generally applicable to other VTB senior executives and to sign and comply with the Employee Agreement. By executing this letter, you represent that you will not be prevented from performing any of your duties for VTB as a result of any agreement with or other contractual or statutory obligation to (including, without limitation, any non-competition, proprietary information or confidentiality agreement) any prior employer and there is no criminal or fraudulent conduct in your past. As required by law, this offer is subject to satisfactory proof of your right to work in the United States.

100 Summit Lake Drive Ste 100, Valhalla, NY 10595    Tel: 914.345.2255    Fax: 914.345.2266    www.turtlebeach.com

We are thrilled about the opportunity to work with you and have you as part of our team. If you have any questions regarding this offer, please call me. If this offer is acceptable, please countersign and date this letter and return the original to me.

Sincerely,

/s/ Ron Doornink
Ron Doornink
Executive Chairman, Voyetra Turtle Beach, Inc.

I have read and understand the terms of this employment offer and I accept this offer as presented:

/s/ Juergen Stark	8/13/2012
Juergen Stark	Date

100 Summit Lake Drive Ste 100, Valhalla, NY 10595    Tel: 914.345.2255    Fax: 914.345.2266    www.turtlebeach.com

Voyetra Turtle Beach, Inc. Proprietary Information and Employment Agreement

I, Juergen Stark, (hereinafter “Employee”), residing at 8324 Santaluz Pointe, San Diego, California 92127 recognize that Voyetra Turtle Beach, Inc. (hereinafter “VTB”) is engaged in a continuous program of research, development, production, and distribution of computer products, and that it is part of my responsibility as an employee to assist VTB in such endeavors.

In consideration of my employment by VTB (hereinafter “Employment”). I agree to the terms and conditions in this Agreement. I understand that the faithful observance of this Agreement is, and shall remain, a condition of Employment.

The capitalized terms in this Agreement shall have the following meanings:

1.1	“Confidential Information” means any of VTB’s proprietary information and trade secrets, including but not limited to, methods of doing business, data, know-how, research, product plans, products, services, software, developments, inventions, processes, formulas, technology, designs, drawings, marketing, lists of actual or potential customers or suppliers, financial or other business information disclosed to me, either directly or indirectly in writing, orally or by drawings or observation of parts or equipment. Confidential Information shall not include (a.) information disclosed publicly in published materials; (b.) information generally known in the industry; or (c.) information that has become publicly known and made publicly available through no wrongful act on behalf of myself or others who were under confidentiality obligations as to the item or items involved.

1.2	“Work Product” means all items created or made, discoveries, concepts, ideas and fixed expressions thereof, whether or not patent-able or register-able under copyright or other statutes, including but not limited to software, source and object code, hardware, technology, products, machines, programs, process developments, formulae, methods, techniques, know-how, data and improvements, which: (a.) I make or conceive or reduce to practice or learn alone or jointly with others who are retained, employed or acting on behalf of VTB; (b.) occur during the period of, as a consequence of, or in connection with Employment; (c.) result from tasks assigned to me by VTB; or (d.) result from use of property, premises or facilities owned, leased or contracted for by VTB. This paragraph shall not apply to any development, which meets all of the following three conditions: (1.) I do the work entirely by myself without use of VTB’s facilities, property, resources or Confidential Information, (2.) I do the work entirely on my own time, and (3.) the development does not relate in any way to VTB’s current, previous or planned business or research.

2. Project Maintenance

2.1	I agree to disclose promptly to VTB or its authorized agent all Information regarding Work Products as soon as is possible. I agree to maintain thorough documentation of all Work Products and of any projects that I undertake as part of Employment so that any knowledgeable person with qualifications similar to mine will be capable of understanding or continuing such projects with reasonably minimal effort. After termination of Employment, I agree to make myself reasonably available to assist VTB in completing or maintaining projects I was involved in during Employment. My compensation for providing such assistance will be equal to the higher of my equivalent hourly wage at the time of termination of Employment with VTB or my equivalent hourly wage at my current employment.

3. Confidentiality and Conflicting Obligations

3.1	I represent to VTB that I am free to enter into Employment with VTB and I have no interest, obligation or agreement, written or oral, which is inconsistent with or conflicts with this Agreement or any other agreement I have entered into with VTB, or which would prevent, limit or impair my performance of any part of this Agreement or any other agreement I have entered into with VTB. I agree to notify VTB immediately if any such interest or obligation arises. I represent to VTB that the accuracy of the statements I have made in my resume and in my Employment application are true and complete and I understand that any false or incomplete statements in my resume or Employment applications will be grounds for immediate discharge.

3.2	It is VTB’s policy to respect trade secrets of others. This applies especially to knowledge employees may have of trade secrets of a former employer. I understand that it is VTB’s policy to refuse to receive or consider any trade secret information (i.e. non-disclosed ideas, inventions, patent applications, etc.) submitted from companies or person outside or VTB without the prior written approval of the Chief Executive Officer of VTB . I represent to VTB that my performance of the terms in this Agreement do not and will not breach any agreement to keep in confidence proprietary information of a third party. During Employment, I agree not to improperly use or disclose any confidential information of any former or concurrent employer or of any other person or entity and I further agree to not bring onto VTB’s premises any confidential information belonging to any such employer, person or entity unless consented to in writing by such employer, person or entity. I will not give any person at VTB any information is a trade secret of a former employer or any other third party. If I have signed a confidentially or non-competition agreement that might affect Employment with VTB, I will immediately inform my supervisor.

3.3	I recognize that VTB has received and in the future may receive confidential or proprietary information from third parties (such as, but not limited to, software programs provided under license and unannounced hardware under development) subject to a duty on VTB’s part to maintain the confidentially of such information and to use it only for certain limited purposes. I agree to hold all such confidential and proprietary information in the strictest confidence and not to disclose it to any person, firm or entity or use it except as necessary in carrying out my work for VTB consistent with VTB’s agreement with such third party. I agree to comply with VTB’s policies and procedures with respect to such information and at no time during or after Employment will I breach any such obligation of confidentiality that VTB has with third parties.

3.4	At all times during and subsequent to Employment. I agree to keep in strictest confidence and trust VTB’s Confidential Information. I understand that my obligations regarding Confidential Information are as follows: (a.) Not to disclose Confidential Information to persons outside of VTB in conversations with visitors, suppliers, family, or anyone else; (b.) Not to use Confidential Information for my own benefit or for the profit or benefit of persons outside of VTB; (c.) To disclose this information to other VTB employees only on a “need to know” basis and then only to employees who have been informed that the information is Confidential Information: and (d.) To place appropriate Confidential Information notices on all materials and in all software files prepared by me that contain Confidential Information. Notwithstanding the foregoing, the Employee may disclose Confidential Information in accordance with judicial or other government order, provided that the Employee gives VTB prompt notice upon learning of such order in order to permit VTB to seek an appropriate protective order.

3.5

I understand and agree that a person leaving the employ of VTB has an obligation to protect VTB’s Confidential Information until the information becomes publicly available or until VTB no longer considers it trade secret or proprietary. I understand that after termination of Employment, all correspondence, printed matter, software files and programs, documents, or records of any kind are all property of VTB and must remain at VTB’s premises. Of course, skills and general knowledge acquired or improved on the job are personal assets of the employee.

3.6	I understand that it is VTB’s policy that software licensed by VTB may not be duplicated or used in any manner inconsistent with VTB’s rights and vendor’s rights as spelled out in licensing agreements. When VTB licenses to others any software products that contain computer code supplied by other companies, if I am involved in the development of such code, I will be sure that VTB has a valid license that authorizes our use and distribution of the code.

3.7	I understand and agree that I will notify VTB immediately upon discovery of any unauthorized sale, distribution, disclosure, publication or other unauthorized use of Confidential Information and/or materials and will cooperate with VTB in every reasonable way to assist in regaining possession of the Confidential Information and/or materials and to prevent the further unauthorized use or disclosure of such Confidential Information and/or materials.

4. Disclosure and Assignment of Work Product

4.1	I hereby assign to VTB any rights I now have or may hereafter acquire in VTB’s Confidential Information. Upon termination of Employment, for whatever reason, I will promptly surrender to VTB all copies, in whatever form, of VTB’s Confidential Information in my possession, custody or control, and I will not take with me any Confidential Information embodied in a tangible medium of expression.

4.2	I agree and understand that my Work Products are works made for hire and shall be the sole property of VTB and its assigns. As such, I hereby assign to VTB any and all intellectual property rights I now have or may hereafter acquire in such Work Products and irrevocably relinquish for the benefit of VTB and its assigns any moral rights in my Wok Products. During Employment, I shall promptly and fully disclose to VTB the existence of any Work Products generated, conceived or learned by me, either alone or jointly with others.

4.3	It any of my Work Products may not, by operation of law, be considered work made for hire by me for VTB, or if ownership of all right, title, and interest of the intellectual property rights therein shall not otherwise vest exclusively in VTB, I agree to assign, without further consideration, the ownership of all Trade Secrets, U.S. and international copyrights, patent-able inventions, and other intellectual property rights therein to VTB, its successors, and assigns. I agree to perform, upon the reasonable request of VTB, during or after Employment, such further acts as may be necessary or desirable to transfer, perfect, and defend VTB’s ownership of my Work Products.

4.4	During and subsequent to Employment, I agree to assist VTB, at VTB’s expense, in obtaining any Protections relating my Work Products, whereby “Protections” means methods of protecting intellectual property and collectively includes as a matter of example: patents, copyrights, trademarks, and trade secrets. To that end, I will furnish to VTB, upon its request and at its expense, all written assignments, transfers, affidavits, certifications and other documents VTB may request in order to confirm the fact of VTB’s ownership of any of its property and I will execute all documents for use in applying for and obtaining such Protections as VTB may reasonably request, together with any assignments thereof to VTB or persons designated by it. I agree to assist VTB in obtaining and enforcing Protections relating to my Work Products beyond the termination of Employment if VTB compensates me for time actually spent by me at VTB’s request on such assistance. My compensation for providing such assistance will be equal to the higher of my equivalent hourly wage at the time of termination of Employment with VTB or my equivalent hourly wage at my current employment.

5. Prohibition Against Unfair Business Practices

5.1	During Employment I will refrain from engaging in any action that would reasonably be expected to be harmful to VTB and I shall responsibly promote and support VTB’s business activities to prevent VTB from suffering injury or hardship, if it can reasonably be avoided.

5.2	During Employment, and for a period of one (1) year following termination of Employment, I shall not, either directly or indirectly, (a.) use Confidential Information for any purpose (other than the proper performance of employment duties), including to design, develop, produce, promote or sell products or services competitive with those of VTB; or (b.) solicit or accept business from any of VTB’s customers for products or services competitive with those of VTB. Should any court of law subsequently determine that I have violated this section, I agree that I will not engage in the foregoing activities for one year following that judicial determination.

5.3	During Employment and for a period of one (1) year subsequent to termination of Employment, I will not, directly or indirectly, solicit for hire or cause to be solicited for hire by others, or otherwise induce any person employed by VTB or a VTB subsidiary to terminate his or her employment or contract with VTB or a VTB subsidiary.

5.4	I understand that as an employee of VTB I should avoid outside activity that may raise an actual or potential conflict with my job responsibilities at VTB. I acknowledge that, where reasonably identifiable and avoidable, even the appearance of a conflict with my employment duties should be avoided.

5.5	I understand that as an employee of VTB, I may not solicit a gift from any company or persons with whom VTB does business and that any gift is inappropriate if the value of the gift is intended to influence VTB’s business decisions. I understand that as an employee of VTB I may not give a gift of value that i s calculated to influence a business decision.

6. Return of Materials

6.1	I understand that during Employment, I may have access to software, hardware, documentation, equipment, tools, materials, and supplies belonging to VTB and other items either licensed or owned by VTB and I agree not to remove such items from VTB’s premises except as required by the proper performance of my employment duties.

6.2	Upon VTB’s request or upon the termination of Employment, I agree to return to VTB and leave at its disposal all memoranda, notes, records, drawings, manuals, computer programs, documentation, diskettes, computer tapes, and other documents or media pertaining to VTB’s business activities or my specific duties at VTB, including all copies of such materials in my possession. I will also return to VTB and leave at its disposal all materials containing any Confidential Information. I will not keep any copies of such materials. This section shall apply to all materials made or compiled by me, as well as to all materials furnished to me by anyone else in connection with Employment.

7. General Terms and Conditions

7.1	I agree that because of the nature of VTB’s business, the restrictions contained in this Agreement are reasonable and necessary in order to protect the legitimate interests of VTB.

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7.2	I understand that in the event that any term, clause or provision of this Agreement shall be construed to be or adjudged invalid, void or unenforceable, such term, clause or provision shall be construed as severed from this Agreement, and the remaining terms, clauses and provisions shall remain in effect.

7.3	I acknowledge that VTB’s waiver of any provision of this Agreement shall not constitute a waiver of any succeeding breach of the same or other provision; nor shall any delay or omission by VTB to exercise or avail itself of any right, power or privilege that it has hereunder, operate as a waiver of any such right, power or privilege.

7.4	I understand that if I violate any provision of this agreement relating to Confidential Information, Work Product, non-solicitation, or my duty to cooperate in matters relating to protection of intellectual property, VTB will suffer immediate and irreparable injury. If I violate any of such provisions. I agree that in addition to any other remedies that may apply, my strict compliance with this Agreement should be ordered by a court of competent jurisdiction, and VTB is therefore entitled to preliminary and final injunctive relief to enforce this Agreement.

7.5	This Agreement may not be amended or altered except by a writing signed by both parties.

7.6	This Agreement shall inure to the benefit of and be binding upon VTB, its successors and assigns, and on me, my successors, assigns, heirs, executors, administrators and legal representatives.

7.7	This Agreement shall be governed by, subject to and construed under the laws of the State of California. In any action by VTB to enforce this Agreement, I agree to submit to the jurisdiction and venue of any court of competent jurisdiction in San Diego County in the State of California.

I HAVE READ THIS AGREEMENT, UNDERSTAND IT, AND AGREE TO ITS TERMS.

By:	Juergen Stark		8/13/2012
	Employee Printed Name	Employee Signature	Date

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